SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                             Pharma-Bio Serv, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                               0001304161
              -----------------------------------------------------
                                 (CUSIP Number)

                             May 8, 2006
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages

CUSIP No. 0001304161             13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Krovim LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,200,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,200,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       1,200,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.22%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

<

CUSIP No. 0001304161              13G                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LDP Family Partnership, LP


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


         United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,158,839
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH
  REPORTING       --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,158,839
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       1,358,839
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.19%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

<

                                                        Page 4 of 5 pages
Item 1.
         (a)   Name of Issuer:
               Pharma-Bio Serv, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

               373 Medez Vigo, Suite 110
               Dorado, Puerto Rico 00646

Item 2.
         (a)   Name of Person Filing:

               This   statement   is  filed  on  behalf  of  Krovim LLC,
               ("Krovim")  and  LDP  Family   Partnership,   LP  ("LDP")  (the
               "Reporting Parties").

         (b)   Address of Principal Business Office or, if None, Residence:

               The Reporting Parties business address is P.O. Box 339, Lawrence, New York, NY 11559.

         (c)   Citizen:

               Krovim is incorporated in the State of Delaware. LDP is incorporated in the State of Colorado.

         (d)   Title of Class of Securities:
               Common Stock, $.0001 par value ("shares").

         (e)   CUSIP#:
               0001304161

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act

            (e)   [ ]   Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c) (14) of the Investment Company Act of 1940.

Item 4.   Ownership:

   (a)(b) As of May 8, 2006, Krovim may be deemed to beneficially own 1,200,000 shares or 6.22% consisting of (i) 240,000 shares owned directly by Krovim and (ii) warrants to purchase 960,000 shares.
          LDP may be deemed to beneficially own 1,158,839 shares or 6.19% consisting of (i) 772,791 shares owned by LDP and (ii) warrants to purchase 386,048 shares held by LDP.

     (c) Laya Perlysky and Dov Perlysky are husband and wife. Laya Perlysky is the general partner of LDP Family Partnership, LP and has sole voting and dispositive control over shares owned by LDP. Dov Perlysky is a managing member of an LLC, which is the manager of Krovim, and has sole voting and dispositive control of shares owned by Krovim. See Exhibit A which is an agreement to file this statement on 13g on behalf of each of them.


          __________________________________________________

(1) Laya and Dov Perlysky each disclaim ownership of the shares beneficially owned by the other

                                                       Page 5 of 5 pages
Item 5.   Ownership of Five Percent of class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.



Item 10.    Certification:
            By signing below i certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purpose of effect.



                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the Reporting Person, such person or entity certifies that the information set forth in this statement is true, complete and correct.




                                                Krovim, LLC
                                             by Nesher, LLC


                                             /s/ Dov Perlysky
Dated:   May 8, 2006                 By:_________________________________
         New York, New York                      Dov Perlysky
                                                 Member




Dated:   May 8, 2006                    LDP Family Partnership, LP
         New York, New York
                                           /s/ Laya Perlysky
                                     By:_________________________________
                                               Laya Perlysky
                                               General Partner